
June 20, 2013

Via E-Mail
Aneliya Crawford
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:** **Alere Inc.**
> **PREC14A filed June 13, 2013**
> **DFAN14A filed June 10, 2013**
> **DFAN14A filed May 9, 2103**
> **Filed by Coppersmith Capital Management, LLC et al**
> **File No. 001-16789**

Dear Ms. Crawford:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on June 13, 2013

General

1. To the extent that any participant in the solicitation has an interest in the solicitation or its outcome different than all shareholders, this must be fully described in the proxy statement. For example, if by the nature of the business of the entities which are participants in this solicitation, they have an interest in a business combination involving Alere that may differ from the interests of its shareholders generally, please describe in reasonable detail.

2. You disclose that proxies will be solicited by mail, by telephone, personally and electronically. Please note that all written soliciting materials, including any emails or scripts used in soliciting proxies must be filed as proxy materials on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

3. If you plan to solicit via the Internet, please tell us whether you intend to solicit via Internet chat rooms and if so, tell us which Web sites you will utilize.

4. For Proposals 2-4 and 6, you state that you do not make a recommendation and intend to vote your own shares in accordance with the position ISS takes with respect to each such Proposal. In the section where each such Proposal is addressed, disclose how you will vote signed but unmarked proxies with respect to these Proposals. It is not clear until the "Voting and Proxy Procedures" section on page 23 that you will abstain with respect to such Proposals.

Background to the Solicitation, page 4

5. Confirm that all contacts with Scopia Capital Management leading up to the contest are described here. For example, did a meeting with a representative of Scopia Capital Management occur on March 26, 2013? A call on March 14, 2013? If these contacts occurred but are not described here, explain why, or revise to include a description of them here with appropriate explanatory context.

Reasons for the Solicitation, page 7

6. Exchange Act Rule 14a-9(b) prohibits any statement that "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." We believe the allegations that "several" of the Company's nominees have had "widely reported ethical and/or business judgment lapses" without any factual foundation or even identification of the specific Company nominees referenced implicates Rule 14a-9(b). The refer4ence to ethical lapses on page 6 of Coppersmith's open letter to the Company's Chairman and CEO, later filed as proxy soliciting materials, raises similar concerns. Please revise.

7. All statements of belief or opinion must be specifically characterized as such, and must be supported by a reasonable factual foundation. Support for opinions or beliefs should be self-evident, disclosed in your proxy statements or provided to the staff on a supplemental basis with a view toward additional disclosure. We note the following non-exhaustive examples of statements or assertions which must be supported:

- The assertion at the top of page 14 that divestitures could yield over $3 billion to be applied to Alere's debt balance; and

- The statements regarding "rationalizing Alere's expense structure' which you assert could produce annual cost savings of "$50 million to $100 million" and how you believe the margins necessary to achieve these cost savings could be achieved, including the necessary reductions in corporate overhead need to reach these goals.

8. Refer to the statements on page 7 asserting that the Board should not merely be "reconstituted" with the four new nominees advanced by the Company. Since you believe change is needed on the Board, explain specifically why you do not believe replacing the fact that the Company did not re-nominate four existing Board members but instead nominated four new people for election to the Board would not effectuate the change you assert is necessary.

9. Refer to the chart on page 11. Define "enterprise value" as used in the chart.

10. See our comment above. Similarly define or explain how you have calculated "stock holder value destroyed" as used in the chart on page 11.

11. Revise to explain how you calculated the figures for "acquisitions net of divestitures" in the chart on page 11. Quantify or explain the source of the figures used.

12. Refer to the last sentence in the first paragraph under "Our Three Nominees have the Experience, Qualifications and Objectivity Necessary to Fully Explore Available Opportunities to Unlock Value for Stockholders" on page 14. Clarify (if true) that this sentence refers to the compensation to your nominees for their service as nominees/directors of Alere only.

Proposal 1 – Election of Directors

13. We note that four directors will be elected at the annual meeting and you have nominated only three candidates. Revise this section to make this clear and to note that you will use proxies solicited to vote for one of the Company's nominees and to specify the names of the Company nominees for whom you will not vote.

14. Refer to our last comment above. In several places in the proxy statement, including in the letter to shareholders and on page 1, you characterize the election as for three rather than four director spots. For example, in paragraph 1 of the letter to shareholders, you state "[v]ote upon the election of the Coppersmith Group's three director nominees… in opposition to three of the Company's director nominees to serve until the 2014 annual meeting of stockholders…" The same agenda item is listed on page of the proxy

statement. Please revise to clarify that the election is for four seats on the Board rather than three, although you are nominating only three director candidates.

15. We note that pursuant to the "Compensation Letter Agreements" entered into between Coppersmith and each of its three director nominees, the nominees (if elected as directors) will be prohibited from selling their Alere shares for a period of two years from the election, unless those shares are sold in accordance with the terms of a business combination involving Alere. Expand the discussion of the sale transaction feature of the compensation agreements, and the fact that your directors-nominees would be paid sooner if the Company is sold. Discuss how this serves to align your nominees' interests with the long-term interests of all other shareholder, given that it may incentivize nominees to push for a sale with a more timely payment under the compensation agreements than would be possible through simple stock price appreciation.

Other Participant Information, page 26

16. Tell us supplementally, with a view to additional disclosure, how you concluded that Coppersmith Value Partners, LLC is not a participant in this solicitation, as that term is defined in Instruction 3(a)(iii) to Instruction 4 to Schedule 14A. We understand that Coppersmith Value Partners, LLC submitted the notice of intent to nominate candidates for director on your behalf.

Other Matters and Additional Information, page 28

17. Under "Stockholder Proposals," revise to clarify that proposals submitted under Rule 14a-8 must be presented to the Company rather than "to us."

Form of Proxy

18. Revise the reference to a "special" meeting on the form of proxy.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions